July 15, 2009

Mail Stop 4720

Mr. Andrew S. Lerner
Chief Executive Officer and Director
Inter-Atlantic Financial, Inc.
400 Madison Ave.
New York, NY 10017

>   **Re: Inter-Atlantic Financial, Inc.**
>   **Preliminary Proxy Statement Filed on Schedule 14A**
>   **Filed on May 22, 2009**
>   **File No.: 001-33721**

Dear Mr. Lerner:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. We note your response to Comment 7 and reissue the comment. Please modify your filing so that the summary term sheet begins on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

The Acquisition Proposal, page 53

Factors Considered by the Inter-Atlantic Board in Approving the Transaction, page 54

2. We note your response to comment 18. However, you have not presented the
    Board's analysis. Please revise to describe all of the analyses performed and
    explain how the analyses supported the determination that Patriot's fair market
    value exceeded 80% of Inter-Atlantic's net assets and that the consideration
    offered is fair to the Inter-Atlantic shareholders. For example, your analysis
    should address the following:

    •   Disclose the valuation of valuation range for Patriot and compare this
        valuation to Inter-Atlantic's net assets.

    •   You state on page 54 that the Board considered financial information and
        financial projections. Please explain what financial information was used
        in the analysis and how it was used to determine the fair value of Patriot.
        We note that the Board presentation filed with your 8-K on June 3, 2009
        included financial projections. Please either include the financial
        projections and discuss and assumptions used in preparing the projections
        or explain why the projections are not material.

    •   We note your statement on page 55 that the Board considered the
        historical growth of the insurance services businesses and the prospects
        for continued growth. Please disclose the historical growth and discuss
        the prospects for continued growth.

    •   The presentation material filed with the Form 8-K indicates that the
        worker' compensation market is projected to reach $50 billion in 2009.
        Please include this information and its source in your document. If this
        projection is an internal estimate, explain the basis for your estimate.

    •   On page 54 you state that the due diligence investigation included a
        comparable company analysis. On page 56 you state that there is a lack of
        publicly traded comparable companies available to use in evaluating
        Patriot's value. On page 24 of the material filed with your Form 8-K you
        have presented the Patriot Valuation vs. Market Comparable. Please
        revise your disclosure to describe the comparable company analysis that
        was performed. Your discussion should identify the comparable
        companies that were used in the analysis and how these were used to
        determine Patriot's valuation.

- We note that one of the factors considered was the expected benefit from the use of the net proceeds from the funds currently held in trust. Please explain how you expect to use the proceeds.

The Charter Amendment Proposal, page 62

3. We note your statement on page 62 that the company seeks to be governed by Section 203 of the DGCL to "insure that the protections provided by this section will apply to Inter-Atlantic in the future should its stock cease to be listed on a national securities exchange." To the extent that potential delisting presents a material risk to your company, please include a separate risk factor discussion.

Executive Compensation

Compensation Components, page 141

4. We note your response to Comment 36 and note that no discretionary bonuses were paid in 2008. Please revise the discussion of discretionary annual bonuses to identify the corporate goals and objectives and any individual goals and objectives considered when determining bonuses. To the extent that any of the goals or objectives were quantified, the disclosure should also be quantified. Please note, the failure to pay bonuses does not relieve the requirement to discuss the goals and objectives.

Management's Discussion and Analysis

EBITDA Margin on Gross Premiums Earned and Managed, page 152

5. We do not believe that EBITDA should be presented as a measure of operating performance. EBITDA is a non-GAAP measure that eliminates recurring items. Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Your disclosures do not meet the burden as illustrated in Answer 8 of the Non-GAAP FAQ. Answer 8 further states that it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring, in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company's results of operations. Therefore, we believe that material items such as depreciation, amortization, interest expense and income taxes should be

discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please revise your disclosures here and throughout the document to delete your presentation of EBITDA or provide us with additional information to demonstrate why EBITDA provides useful information to investors.

Unaudited Pro Forma Condensed Combined Financial Statements, page 197

6. We acknowledge your response to our comment 41. Your revised proposed disclosure in the first paragraph on page 204 is the same as that provided in the third paragraph of that page. Please remove for the redundancy.

7. Refer to your response to comment 41. Please tell us why you believe it is appropriate to include the shares available for stock compensation and the contingent stock in the calculation of total shares outstanding after the merger for purposes of determining which entity has control of the entity after the transaction. In addition, we believe that a transaction in which a public shell with no operations, but with substantial cash acquires a company with products and operations, the substance of the transaction is the sale or issuance of Patriot stock for cash of Inter-Atlantic Financial. Pro forma information is not presented since the transaction is not a business combination. The financial statements of Patriot Risk are considered the predecessor financial statements. Costs of the acquisition are charged directly to equity only to the extent of cash received while all costs in excess of cash received should be charged to expense. Please revise the filing to reflect the appropriate accounting for the transaction.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to Suzanne Hayes, Branch Chief, at (202) 551-3675. Do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director

cc: William N. Haddad
        DLA Piper LLP (US)
        1251 Avenue of the Americas, 27th Floor
        New York, NY 10020-1104